Exhibit 99.1

N.B. The English text is an unofficial translation.

Kallelse till extra bolagsstämma i Einride AB (publ)

Notice of extraordinary general meeting of Einride AB (publ)

Aktieägarna i Einride AB (publ), org.nr 559074-8926, (“Bolaget”), kallas härmed till extra bolagsstämma tisdag den 22 december 2026. Den extra bolagsstämman hålls kl. 10:00 i lokalerna hos Advokatfirma DLA Piper Sweden KB på Sveavägen 4 i Stockholm. Inregistrering börjar kl. 09:45.

Shareholders in Einride AB (publ), reg. no. 559074-8926 (the “Company”), are hereby convened to the extraordinary general meeting to be held on Tuesday, 22 December 2026. The extraordinary general meeting will be held at 10:00 in the offices of Advokatfirma DLA Piper Sweden KB on Sveavägen 4 in Stockholm. Registration commences at 09:45.

Rätt att deltaga

Right to participate

Aktieägare som önskar utöva sin rösträtt vid bolagsstämman ska:

Shareholders who wish to attend the general meeting in person or by proxy must:

●	vara införd i den av Euroclear Sweden AB förda aktieboken måndag den 14 december 2026, och be registered in the share register held by Euroclear Sweden AB on Monday, 14 December 2026, and
●	anmäla sin avsikt att deltaga på stämman och anmäla eventuella biträden till shareholder@einride.tech senast 16 december 2026.
notify their intention to attend the extraordinary general meeting and notify their intention to bring any advisors to shareholder@einride.tech no later than 16 December 2026.

För att ha rätt att delta i stämman måste en aktieägare som låtit förvaltarregistrera sina aktier, förutom att anmäla sig till stämman, låta registrera aktierna i eget namn så att aktieägaren blir upptagen i framställningen av aktieboken per avstämningsdagen måndag den 14 december 2026. Sådan omregistrering kan vara tillfällig (s.k. rösträttsregistrering) och begärs hos förvaltaren enligt förvaltarens rutiner i sådan tid i förväg som förvaltaren bestämmer. Rösträttsregistrering som har gjorts av förvaltaren senast onsdag den 16 december 2026 kommer att beaktas vid framställningen av aktieboken.

To be entitled to participate in the general meeting, a shareholder whose shares are registered in the name of a custodian must, in addition to giving notice of participation in the meeting, register the shares in the shareholder’s own name so that the shareholder is entered in the share register prepared as of the record date, Monday, 14 December 2026. Such registration may be temporary (so called voting rights registration) and must be requested from the custodian in accordance with the custodian’s procedures and within such time in advance as determined by the custodian. Voting rights registrations completed by the custodian no later than Wednesday, 16 December 2026, will be taken into account in the preparation of the share register.

Vid anmälan bör aktieägare uppge namn, person- eller organisationsnummer, postadress och telefonnummer samt, i förekommande fall, namn på eventuellt ombud eller ställföreträdare. Ställföreträdare för aktieägare eller eventuellt ombud ska kunna uppvisa behörighetshandlingar såsom fullmakt och/eller registreringsbevis.

In the notification, shareholders should state their name, personal identity number or company registration number, postal address and telephone number and, where applicable, the name of any proxy or representative. A representative or proxy for the shareholder shall provide documents of authorisation such as a power of attorney and/or registration certificate.

Fullmaktsformulär finns tillgängligt på Bolagets webbplats www.einride.tech.

A proxy form has been made available on the Company’s website www.einride.tech.

Förslag till dagordning

Proposed agenda

1.	Öppnande av stämman.
Opening of the meeting.

2.	Val av ordförande vid stämman.
Election of chairman of the meeting.

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N.B. The English text is an unofficial translation.

3.	Upprättande och godkännande av röstlängd.
Preparation and approval of the voting register.

4.	Val av en eller två justeringsmän.
Election of one or two persons to attest the minutes.

5.	Prövning av om stämman blivit behörigen sammankallad.
Determination of whether the meeting was duly convened.

6.	Godkännande av dagordning.
Approval of the agenda.

7.	Ny bolagsordning.
New articles of association.

8.	Bemyndigande för styrelsen att besluta om emission av nya aktier, teckningsoptioner eller konvertibler.
Authorization for the board of directors to resolve on the issue of new shares, warrants or convertible bonds.

9.	Stämmans avslutande.
Close of meeting.

Huvudsakliga förslag till beslut

Main proposals for decisions

Bakgrund

Background

Förslagen om en ny bolagsordning och ett bemyndigande för styrelsen att besluta om emission av aktier, teckningsoptioner och konvertibler syftar till att säkerställa flexibilitet för styrelsen att, fram till nästa årsstämma och inom ramen för den föreslagna bolagsordningen, fatta beslut om framtida kapitalanskaffningar för Bolaget, och säkerställa att Bolaget kan leverera under redan ingångna åtaganden i samband med listningen.

The proposals to adopt new articles of association and to authorize the board of directors to resolve on issues of shares, warrants, and convertible debentures are intended to provide the board with flexibility to resolve on future capital raisings until the next annual general meeting, within the framework of the proposed articles of association, and to ensure that the Company can fulfill its contractual obligations entered into in connection with the listing.

Val av ordförande vid stämman (punkt 2)

Election of chairman of the meeting (item 2)

Styrelsen föreslår att Emma Norburg utses till ordförande på stämman.
The board of directors proposes that the general meeting elect Emma Norburg as chairman of the meeting.

Ny bolagsordning (punkt 7)

New articles of association (item 7)

Styrelsen föreslår att bolagsstämman fattar beslut om att anta en ny bolagsordning. Ändringarna i bolagsordningen avser ändring av gränserna för antalet aktier och aktiekapital.

The board of directors proposes that the general meeting resolves to adopt new articles of association. The amendments to the articles of association concern the limits for the number of shares and share capital.

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N.B. The English text is an unofficial translation.

Styrelsen eller den styrelsen utser bemyndigas att vidta de smärre justeringar i beslutet som kan visa sig erforderliga i samband med registreringen hos Bolagsverket.

The board of directors or a person appointed by the board of directors is authorised to make such minor adjustments to the resolution as may prove necessary in connection with its registration with the Swedish Companies Registration Office.

Paragraf / Section	Nuvarande lydelse / Current wording	Föreslagen lydelse / Proposed wording
§ 4 Aktiekapital och antal aktier / Share capital and number of shares	Aktiekapitalet ska vara lägst 500 000 kronor och högst 2 000 000 kronor. Antalet aktier ska vara lägst 100 000 000 och högst 400 000 000. / The share capital shall be no less than SEK 500,000 and not more than SEK 2,000,000. The number of shares shall be not less than 100,000,000 and not more than 400,000,000.	Aktiekapitalet ska vara lägst 673 503 kronor och högst 2 694 012 kronor. Antalet aktier ska vara lägst 146 894 473 och högst 587 577 892. / The share capital shall be no less than SEK 673,503 and not more than SEK 2,694,012. The number of shares shall be not less than 146,894,473 and not more than 587,577,892.

Bemyndigande för styrelsen att besluta om emission av aktier, teckningsoptioner och konvertibler (punkt 8)

Authorisation for the board of directors to resolve on the issuance of shares, warrants and convertible bonds (item 8)

Styrelsen föreslår att bolagsstämman beslutar att bemyndiga styrelsen att intill nästa årsstämma, vid ett eller flera tillfällen, med eller utan avvikelse från aktieägarnas företrädesrätt, fatta beslut om emission av aktier, teckningsoptioner och konvertibler. Sådana emissioner får ske mot kontant betalning, genom apport eller kvittning, eller i övrigt förenas med villkor.

The board of directors proposes that the general meeting resolve to authorize the board of directors, until the next annual general meeting, on one or several occasions, with or without deviation from the shareholders’ preferential rights, to resolve on the issuance of shares, warrants, and convertible bonds. Such issues may be made against payment in cash, by contribution in kind or set-off, or otherwise be subject to conditions.

Styrelsen eller den styrelsen utser bemyndigas att vidta de smärre justeringar i beslutet som kan visa sig erforderliga i samband med registreringen hos Bolagsverket.

The board of directors or a person appointed by the board of directors is authorised to make such minor adjustments to the resolution as may prove necessary in connection with its registration with the Swedish Companies Registration Office.

Handlingar

Documents

Styrelsens fullständiga förslag till beslut enligt ovan kommer att hållas tillgängliga på Bolagets adress och Bolagets webbplats www.einride.tech.

The board of directors main proposals for decisions in accordance with the above will be available at the Company’s address and the Company’s website www.einride.tech.

Aktieägares rätt att begära upplysningar

Shareholders’ right to request information

Styrelsen och den verkställande direktören ska enligt aktiebolagslagen (2005:551) på begäran av aktieägare, under förutsättning att styrelsen anser att det kan ske utan väsentlig skada för Bolaget, vid stämman lämna upplysningar om förhållanden som kan inverka på bedömningen av ett ärende på dagordningen.

According to the Swedish Companies Act (2005:551), the board of directors and the managing director shall, at the request of shareholders, provided that the board of directors considers that it can be done without significant harm to the Company, provide information at the meeting on circumstances that may affect the assessment of an item on the agenda.

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N.B. The English text is an unofficial translation.

Behandling av personuppgifter

Processing of personal data

För information om hur Bolaget behandlar dina personuppgifter hänvisas till den integritetspolicy som finns tillgänglig på Euroclear Sweden AB:s webbplats: https://www.euroclear.com/dam/ESw/Legal/Integritetspolicy-bolagsstammor-svenska.pdf.

For information on how the Company processes your personal data, please refer to the privacy policy available on the website of Euroclear Sweden AB: https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

Styrelsen i Einride AB (publ)

The board of directors of Einride AB (publ)

November 2026

November 2026

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